


IMPERIAL

03 NOV 13 AM 7:21


03037335

30 October 2003

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA


SUPPL

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of the Company's Notice of Annual General Meeting lodged with the Australian Stock Exchange Limited on 27 October 2003.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

D L Hughes
Secretary

dlw 11/17

Imperial One Limited ACN 002 148 361 ◦ Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 ◦ Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/10/2003

TIME: 11:27:48

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



IMPERIAL

03 NOV 13 AM 7:21

27 October 2003

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

RE: LISTING RULE 4.7

Please be advised that the Annual General Meeting of the Company will be held at Level 2, 131 Macquarie Street, Sydney on Friday 28 November 2003 at 11 am.

A copy of the Notice of Annual General Meeting including Explanatory Statement as dispatched to shareholders is attached.

We also confirm that the Annual Report dispatched to shareholders comprises only those documents already given to ASX under Listing Rule 4.5.

Yours faithfully

D L Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

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IMPERIAL

ABN 002 148 361

NOTICE OF ANNUAL GENERAL MEETING

2003

IMPORTANT INFORMATION
This document is important. Please read it carefully and if you require assistance, consult your legal or financial adviser.


IMPERIAL

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Twenty-Second Annual General Meeting of Imperial One Limited ('Company') will be held at the registered office of the Company, Level 2, Hudson House, 131 Macquarie Street, Sydney at 11:00am on Friday, 28 November 2003.

ORDINARY BUSINESS:

1. Financial Statements and Reports

To receive the Company's financial statements and the Reports of the Directors and the Auditors thereon for the year ended 30 June 2003.

2. Ordinary resolution to elect director

Ordinary resolution to re-elect Mr B W McLeod as a Director.

To consider and, if thought fit, pass the following resolution as an ordinary resolution.

"That Mr B W McLeod, a Director retiring in accordance with Article 50.1 of the Company's Constitution, be re-elected a Director of the Company".

3. Ordinary resolution to ratify share issue

To consider and if thought fit, pass the following resolution as an Ordinary Resolution.

"That the allotment and issue by the Company of 50,000,000 fully paid ordinary shares at $0.005 per share on 25 August 2003 pursuant to a private placement be and is hereby subsequently ratified."

4. Other Business

To transact any other business which, in accordance with the Company's Constitution and the Corporations Law, may be legally brought before an Annual General Meeting.

By Order of the Board of Directors

D L Hughes
Secretary

DATED 21 October 2003

This Notice of Meeting is accompanied by Explanatory Notes to shareholders which explains the purpose of the Meeting and the resolutions to be considered at the Meeting.

EXPLANATORY STATEMENT

This Explanatory Statement is intended to provide shareholders in Imperial One Limited ("Company") with sufficient information to assess the merits of the Resolutions contained in the accompanying Notice of Annual General Meeting of the Company.

The Directors recommend that shareholders read this Explanatory Statement in full before making any decision in relation to the Resolutions.

The following information should be noted in respect of the various matters contained in the accompanying Notice of Meeting.

Resolution 1 Re-election of Directors

Mr B W McLeod retires in accordance with Article 50 of the Company's Constitution which provides that at each Annual General Meeting one-third of the Directors must retire from office. The Directors to retire are those who have been longest in office since their last election or appointment.

Being eligible, Mr McLeod offers himself for re-election.

Resolution 2 Ratify Issue of Shares

On 25 August 2003, 50,000,000 fully paid ordinary shares were issued pursuant to a private placement of shares. Shareholder approval was not required in accordance with Listing Rule 7.1 to approve the issue of the shares as the number of shares issued did not exceed 15% of the total issued capital of the Company at the time of the issue. Listing Rule 7.1 however, requires that no more than 15% of the total issued capital be issued in any twelve month period. This means that if the Directors wished to issue further shares in the next twelve months the 50,000,000 shares would be taken into account when calculating the 15%. This however does not apply if the issue of those shares was subsequently approved by shareholders. Approval is therefore now being sought by the Directors to renew their ability to issue further shares not exceeding 15% of the total issued capital of the Company without taking into account the 50,000,000 shares issued on 25 August 2003.

The issue of 50,000,000 shares raised $250,000 before any costs of the issue.

The funds raised were utilised to meet the Company's immediate working capital requirements. The shares issued pursuant to the private placement were issued on the terms and conditions attaching to shares under the Company's Constitution. A list of the allottee's and the number of shares allotted to each allottee is attached as annexure "A".

NOTES

Voting

The Company has determined in accordance with Section 1109N of the Corporations Law that any Member registered at 5:00pm Sydney Time on 26 November 2003 is entitled to attend and vote at the Annual General Meeting.

Voting Exclusion

Resolution – Ratify the Issue of Shares

The Company will disregard any votes cast on the resolution to ratify the issue of shares by any person who was allotted and issued any of the 50,000,000 shares issued pursuant to a private placement dated 25 August 2003.

However, the Company will not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.


IMPERIAL

Annexure "A"

List of allottees including the number of ordinary shares allotted pursuant to a private placement undertaken on 25 August 2003.

Name of Allottee	**Number of Shares**
Mai Zhang	2 Million
Yoke Tow Hong	2 Million
Waytex Australia Pty Limited	1 Million
John William Farey	1 Million
Knox Enterprises International Pty Limited	2 Million
Mr Stuart Faulkner	2 Million
Cayzer Pty Limited - Roff Family Account	2 Million
Spanson Investments Pty Limited	2 Million
Lush Investments Pty Limited	2 Million
Glacierglow Pty Limited	2 Million
Bernadette Mary Scadden	1 Million
Mrs Chong Wa Wang	1 Million
Lucy Tsai	6 Million
Jeremy Sutton	2 Million
Mrs Koon Liw V Chui	1 Million
Joseph Oliver Carroll	1 Million
Vagg Investment Mgt Services Pty Limited	5 Million
Jakor Pty Limited	2 Million
Advance Publicity Pty Limited	2 Million
Bayonet Investments Pty Limited	4 Million
Corsac Pty Limited	3 Million
Dry Dock Developments (Aust) Pty Limited	3 Million
Ward Wescott	1 Million
	50 Million



IMPERIAL

PROXY FORM

IMPERIAL ONE LIMITED
ACN 002 148 361
Level 2
131 Macquarie Street
SYDNEY NSW 2000
PO Box R356
Royal Exchange NSW 1225

I/WE

....

[please print]

of

....

[please print]

being a member of Imperial One Limited appoint:

Name of Proxy:

....

Address of Proxy:

....

or failing him or her the Chairman of the Meeting as my/our proxy to vote on my/our behalf at the Annual General Meeting of the Company, to be held on 28 November 2003 and any adjournment of that Meeting.

If 2 Proxies are being appointed, the proportion of voting rights that this proxy is authorised to exercise is %. (The Company will supply an additional form on request.)

PROXY INSTRUCTIONS

If you wish to instruct your proxy how to vote, insert X in the appropriate column against each item of business set out below.

I/We instruct my/our proxy to vote as follows:

RESOLUTIONS	FOR	AGAINST	ABSTAIN
Ordinary resolution to elect Mr B W McLeod as a director	☐	☐	☐
Ordinary resolution to ratify an issue of shares	☐	☐	☐

Unless otherwise directed, the proxy holder may vote as he/she thinks fit, or abstain from voting.

The Chairman intents to vote all undirected proxies that he receives in favour of Resolutions 1 and 2.

If you do not wish to direct your proxy how to vote, please place a mark in the box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him and other than as proxy holder will be disregarded because of that interest.

DATE:

If the member is a company:

THE COMMON SEAL of

is affixed in accordance with its Company's Constitution in the presence of:

____________________ Secretary

____________________ Director

Notes to Proxy – See over

If the member is an individual or joint shareholder:

Signature

Signature

NOTES TO THE PROXIES:

1. A member entitled to attend and vote at the meeting has the right to appoint a proxy. A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of the member's votes each proxy is appointed to exercise. A proxy need not be a member of the Company.

2. A proxy for a corporation must be given under the seal of the corporation or under the hand of a duly authorised officer.

3. In order for proxy forms to be valid they must be delivered to the registered office of the Company, Level 2, 131 Macquarie Street, Sydney NSW 2000 or be sent by facsimile on 02 9251 2550 and, in each case be received not less than 48 hours before the time for holding the meeting.

4. If a proxy is signed by the member's attorney, the power of attorney or a certified copy of the power of attorney must be received by the Company not less than 48 hours before the time for holding the meeting.

5. The proxy form must be signed personally by the shareholder or his attorney, duly authorised in writing. If a proxy is given by a corporation, the proxy must be executed under either the common seal of the corporation (if required) or under the hand of an officer of the Company or its duly authorised attorney. In the case of joint shareholders, this proxy must be signed by at least one of the joint shareholders, personally or by a duly authorised attorney.

6. If the proxy form specifies a way in which the proxy is to vote on any of the resolutions stated above, then the following applies:

   (a) the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way; and
   (b) if the proxy has two or more appointments that specify different ways to vote on the resolution, the proxy must not vote on a show of hands; and
   (c) if the proxy is the Chairperson, the proxy must vote on a poll and must vote that way; and
   (d) if the proxy is not the Chairperson, the proxy need not vote on a poll, but if the proxy does so, the proxy must vote that way.

7. If a proxy is also a shareholder, the proxy can cast any votes the proxy holds as a shareholder in any way that the proxy sees fit.

Please advise of any change of address by completion of the section below:

My new address is: ....